Exhibit 99.1

FOR IMMEDIATE RELEASE	January 5, 2015

Micromem and MAST Websites Updated to Include Video on our Partial Discharge Technology

Toronto, New York, January 5, 2015: Micromem Technologies Inc. (“the Company”) (“Micromem”) (CSE: MRM, OTCQX: MMTIF) is pleased to announce our websites are updated to include a video on technologies and solutions developed by MAST, a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., that have been recently applied to challenges in the power utility industry.

The video describes the patented technology developed by MAST that allows for MEMS sensors to float inside power transformers and reliably detect the magnitude and location of partial discharges as demonstrated October 30, 2014, announced November 12, 2014. Partial discharges, if left unchecked, result in potentially dangerous levels of explosive gases that can result in transformer fires. Our technology alerts operations and proactively suggests actions to prevent the loss of the transformer.

Visit Micromem’s and MAST’s website (http://www.micromeminc.com/power_generation_distribution) (http://magneticsensorsolutions.com/industries/energy/) on the home page, click on Industries/Power Generation and Distribution.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.
Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
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SEC File No: 0-26005
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